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SEC FILE NUMBER
8-40282

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING DEcember 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerwin Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23663 Park Capri #105

(No. and Street)

Calabasas, CA 91302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher L Gerwin (818) 225-0010

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melvin Crosby & Associates, Inc., a Certified Public Accountant

(Name — *if individual, state last, first, middle name*)

1800 N. Highland Ave., #604, Hollywood, CA 90028

(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher L Gerwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerwin Group, Inc., as of December 31, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


GERALD A. RICHKIND
COMM. #1564993
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 27, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerwin Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

MELVIN CROSBY & ASSOCIATES, INC.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Gerwin Group, Inc.

I have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Melvin Crosby
Certified Public Accountant

Cathedral City, California
April 29, 2004

35-688 CATHEDRAL CANYON DRIVE, SUITE 120
CATHEDRAL CITY, CALIFORNIA 92234
(760) 324-0061 - FAX (760) 324-0480
kmightymelv@crosbyaccounting.com

Gerwin Group, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash and Cash Equivalents	$	6,942
Concessions Receivable		17,621
Total Assets	$	24,563

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable	$	3,767
Income Taxes Payable		1,135
Total Liabilities	$	4,902

Stockholder's Equity

Common Stock, $1 par value, 10,000 authorized and outstanding	$	10,000
Additional Paid-in Capital		60,850
Accumulated Deficit		(51,189)
Total Stockholder's Equity	$	19,661
Total Liabilities and Stockholder's Equity	$	24,563

The accompanying notes are an intergral part of these financial statements

Gerwin Group, Inc.
Statement of Operations
December 31, 2004

Revenue	
Commissions	$ 104,914
Interest and Dividends	51
Total Revenue	104,965
Expenses	
Employee Compensation and Benefits	$ 19,942
Commissions and Floor Brokerage	6,545
Occupancy and Equipment Rental	14,866
Taxes, Other than Income Taxes	3,422
Other Operating Expenses	69,670
Total Expenses	114,445
Income (Loss) before Taxes	(9,480)
Income Tax Provision	800
Net Income (Loss)	$ (10,280)

The accompanying notes are an intergral part of these financial statements

Gerwin Group, Inc.
Statement of Changes of Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 10,000	$ 45,450	$ (40,909)	$ 14,541
Additional Paid-in Capital	-	15,400	-	15,400
Net Income (Loss)	-	-	(10,280)	(10,280)
Balance, December 31, 2004	$ 10,000	$ 60,850	$ (51,189)	$ 19,661

The accompanying notes are an intergral part of these financial statements

Gerwin Group, Inc.
Statement of Changes in Cash Flow
For the Year Ended December 31, 2004

Cash Flows from Operating Activities:		
Net Income (Loss)		$ (10,280)
Adjustments to Reconcile Net Income (Loss) to Net Cash used in Operating Activities:		
(Increase) Decrease in:		
Concessions Receivable	17,621	
(Decrease) Increase in:		
Accounts Payable	(3,767)	
Commissions Payable	(6,545)	
Income Taxes Payable	65	
Total Adjustments		7374
Net Cash and Cash Equivalents used in Operating Activities		(2,906)
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		
Proceeds from Issuance of Additional Paid-In Capital	15,400	
Net Cash and Cash Equivalents provided by Financing Activities		15,400
Net Decrease in Cash and Cash Equivalents		12,494
Cash and Cash Equivalents at Beginning of Year		5,552
Cash and Cash Equivalent at End of Year		6,942

Supplemental Disclosure of Cash Flow Information:

Cash Paid during the Year for:		
Income Taxes	$	800
Interest	$	-

The accompanying notes are an intergral part of these financial statements

Gerwin Group, Inc.
Notes to Financial Statements
December 31, 2004

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Gerwin Group, Inc. (the "Company") was formed as a California Corporation on August 22, 1988, under the name Gerwin Stinziano Securities, Inc., to engage in business as a broker/dealer for direct participation programs ("DPP"). On December 6, 2000 the Company changed its name to Gerwin Group, Inc. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has about 1,000 clients with no one client contributing an undue concentration of risk. The majority of the clients are in California, but there are some in Arizona, Illinois, Michigan and Ohio.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the Statement of Cash Flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising costs are expensed as incurred.

The amount of current and deferred taxes payable or refundable is recognized as of date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

Note 2: INCOME TAXES

For the Year Ended December 31, 2004 the Company recorded the minimum California Franchise Tax of $800.

Gerwin Group, Inc.
Notes to Financial Statements
December 31, 2004

Note 2: **INCOME TAXES**
(Continued)

The Company has available at December 31, 2004, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $ 6,650, that expires as follows:

Amount of unused Operating Loss Carry-forwards	Expiration during Year Ended December 31,
$ 20,268	2016
8,407	2018
3,197	2019
2,183	2023
10,280	2025
$ 44,335	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely that not that the asset will be realized.

Note 3: **RELATED PARTY TRANSACTIONS**

The Company shares facilities and staff with Syndicapital, Inc., a company wholly owned by the sole stockholder of Gerwin Group, Inc. These companies are party to a management agreement whereby Syndicapital, Inc. provides office space, furniture and equipment, management services and pays certain operating expenses on behalf of the Company. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is charged a management fee by Syndicapital, Inc. per this agreement. For the Year Ended December 31, 2004, the Company paid Syndicapital, Inc. $14, 486 for management fees. No amounts were due under this agreement as of December 31, 2004.

Note 4: **RECENTLY ISSUED ACCOUNTING STANDARDS**

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

Gerwin Group, Inc.
Notes to Financial Statements
December 31, 2004

Note 4: **RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003.

Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset is some circumstances), It is effective for financial instruments entered into or modified after may 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's Financial Statements.

Note 5: **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ration of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2003, the Company's net capital of $8,071 exceeded the minimum net capital requirement by $3,071; and the Company's ratio of aggregate indebtedness $ (4,902) to net capital was 0.60:1.

The net capital rules provide for an "early warning" to the NASD and SEC if the net capital falls below 120% of the required minimum. The deficiency must be corrected.

Gerwin Group, Inc.
Notes to Financial Statements
December 31, 2004

Note 6: **RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference between the computation of Net Capital under Net Capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net Capital per unaudited schedule	$ 8,071
Net Capital per Audited Statements	$ 8,071

Gerwin Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of Net Capital:

Stockholder's Equity		
Common Stock	$ 10,000	
Additional Paid-in Capital	60,850	
Accumulated Deficit	(51,189)	
Total Stockholder's Equity		$ 19,661
Less: Non Allowable Assets		
Concessions Receivable greater than 30 days	0	
Total Adjustments		0
Net Capital before haircuts		8,071
Less: Haircuts and undue Concentration		
Haircuts on money market accounts	0	
Total Haircuts		0
Net Capital		8,071
Computation of Net Capital Requirements:		
Minimum Net Capital Requirements		
6 2/3 percent of aggregate indebtedness	326	
Minimum dollar Net Capital required	5,000	
Net Capital required, greater of above		5,000
Excess Net Capital		$ 3,071

Ratio of aggregate indebtedness to Net Capital 0.60:1

See Independent Auditor's Report

Gerwin Group, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

A computation of reserve requirements is not applicable to Gerwin Group, Inc. as the Company qualifies for exemption under Rule 15c3-1 (k)(2)(i).

See Independent Auditor's Report.

Gerwin Group, Inc.
Schedule III – Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Gerwin Group, Inc. as the Company qualifies for exemption under Rule 15c3-1 (k)(2)(i).

See Independent Auditor's Report.